FORESTERS LIFE INSURANCE AND ANNUITY COMPANY
FIRST INVESTORS LIFE SEPARATE ACCOUNT E
SPVL - A MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY
ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES PURSUANT TO
RULE 6e-3(T)(b)(12)(iii)

This document summarizes the administrative procedures that Foresters Life Insurance and Annuity Company will follow in connection with the issuance of its SPVL - A Modified Single Premium Variable Life Insurance Policy (“SPVL” or the “Policy”), the transfer of assets held under the Policy, and the redemption by Policyowners of their interests in the Policy.

Unless otherwise indicated, defined terms have the same meaning given to them in the SPVL prospectus (“Prospectus”).  All cross-references refer to sections of the Prospectus containing additional information.

I.              Issuance Procedures

A. Underwriting Standards and Premiums
Before issuing a Policy, FLIAC conducts underwriting to determine the proposed Insured’s insurability (see “Policy Application Process”).    The initial premium payment is determined by the amount of insurance applied for, and the Insured’s age, gender and underwriting classification.  Policyowners may make one additional premium payment once each Policy Year (see “Premiums”).

B. Initial Premium Payment
The initial premium payment is held in the General Account until a prospective Policyowner’s application is accepted (see “Policy Application Process”).

C. Right to Examine
Policyowners have time to review and cancel the Policy.  The length of time that a Policyowner has to cancel and the amount that he or she will receive upon cancellation varies by state.  At a minimum, Policyowners can cancel the Policy within 10 days after receipt and must return the Policy along with a written request for cancellation.

II.            Transfer Procedures

A. Transfers
Policyowners may transfer all or a portion of the value of their Subaccount and Fixed Account between any two or more Subaccounts and the Fixed Account by providing FLIAC with written notice or via telephone.  There is a limit of six transfers between two or more Subaccounts in any twelve-month period and a limit of one transfer either to or from the Fixed Account in any twelve-month period.  FLIAC charges a $10 fee for transfers in excess of four per Policy Year (see “Transfer of Accumulation Value”).

B. Short Term and Excessive Trading
FLIAC limits reallocations to six per Policy Year and monitors Subaccount reallocations to prevent Policyowners from exceeding the annual limit on reallocations (see “Our Policies on Frequent Reallocations Among Subaccounts”).

C. Processing Transactions:
Transaction requests are processed as of the Business Day FLIAC receives them if they are received before 4 pm on that day.  Otherwise, they will be processed the next Business Day (see “Processing Transactions”).

III.           Redemption Procedures

A. Surrenders, Partial Surrenders and Withdrawals for Cash Value
A Policyowner may surrender the Policy for its Net Surrender Value at any time while the Insured is living.  The amount payable will be the Accumulation Value, less the amount of any applicable Surrender Charge and less the amount of any outstanding Policy loan balance and accrued interest.  A Policyowner may partially surrender the Policy after the Policy has been in force for one year (see “Surrenders”).

B. Payment of Death Benefit
FLIAC will pay the death benefit to the named beneficiary at the death of the Insured.  The death benefit is the greater of the Guaranteed Minimum Death Benefit or the Variable Death Benefit and is reduced to reflect any Policy loan or loan interest.  The Guaranteed Minimum Death Benefit on the issue date is equal to the initial premium and is subsequently increased by the amount of any additional premium paid and proportionately decreased by any partial surrender of Accumulation Value.  The Variable Death Benefit is equal to the total Accumulation Value divided by the net single premium per dollar of insurance (see “The Death Benefit”).

C. Default and Reinstatement
A Policy with an outstanding Policy loan goes into default on any Monthly Deduction Date on which the Monthly Deduction exceeds the Net Surrender Value.  A Policy that does not have an outstanding loan continues in force even if the Monthly Deduction exceeds the Net Surrender Value.  Monthly Deductions will continue to be deducted until the remaining Accumulation Value is insufficient to cover such Deduction, the Policy’s Accumulation Value is maintained as negative values and the Policy’s death benefit provision remains in effect (see “Default”).  There is a 61-day grace period during which the Policy continues in force (see “Grace Period”).  If the Policy terminates, a Policyowner may apply for reinstatement within three years from the date of Default.  A Policy surrendered for cash or for which a Policyowner previously elected the Guaranteed Paid-Up Insurance Option may not be reinstated (see “Reinstatement”).

D. Right to Exchange
Policyowners may, under certain conditions, exchange the Policy for a permanent fixed-benefit life insurance policy (see “Exchange Privilege”).

E. Policy Loans and Repayment
Policyowners may borrow up to 75% of the Surrender Value during the first three Policy Years and up to 90% of the Surrender Value after the first three Policy Years.  The Policy is assigned to FLIAC as sole security.  Policyowners may repay all or a portion of the loan (see “Policy Loans”).

F. Payment and Deferment
FLIAC will usually pay the death benefit, partial or full Surrender Value or loan proceeds within seven days after it receives all required documentation.  However, FLIAC may delay payment if: (1) a recent payment by check has not yet cleared the bank (FLIAC will not wait more than 15 days for a check to clear); (2) FLIAC cannot determine the amount because the NYSE is closed for trading; or (3) the SEC determines that a state of emergency exists.  Under a Policy continued as paid-up or extended term insurance, FLIAC may defer the payment of the Surrender Value or loan proceeds for up to six months. Under a Policy continued as Guaranteed Paid-Up insurance or with respect to values held in the Fixed Account, FLIAC may defer the payment of the full or partial Surrender Value or loan proceeds for up to six months. If FLIAC postpones the payment more than 10 days, it will pay interest at a rate of not less than 2.5% per year on the Surrender Value from the date of surrender to the date it makes payment (see “Payment and Deferment”).
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